Filed Pursuant to Rule 424(b)(3)
File No. 333-136277

Prospectus supplement no. 22
to prospectus dated NOVEMBER 22, 2013

ZIM CORPORATION

This Prospectus Supplement No. 22 supplements and amends our Prospectus dated July 11, 2008, as amended and supplemented. This Prospectus Supplement No. 22 includes our attached Form 6-K for the month of November, 2013 as filed with the Securities and Exchange Commission on November 22, 2013.

Any statement contained in the Prospectus and any prospectus supplements filed prior to the date hereof shall be deemed to be modified or superseded to the extent that information in this Prospectus Supplement No. 22 modifies or supersedes such statement. Any statement that is modified or superseded shall not be deemed to constitute a part of the Prospectus except as modified or superseded by this Prospectus Supplement No. 22.

This Prospectus Supplement No. 22 should be read in conjunction with the Prospectus, and any prospectus supplements filed prior to the date hereof.

The date of this Prospectus Supplement No. 22 is November 22, 2013.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6 – K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2013

Commission File Number 0-31691

ZIM CORPORATION

150 Isabella Street, Suite 150

Ottawa, Ontario

Canada K1S 1V7

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X] Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [   ]____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [   ]____

Quarterly Business Review by Management for the

Quarter Ended September 30, 2013

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ITEM 1 – SELECTED FINANCIAL DATA

ZIM Corporation

Condensed Consolidated Balance Sheets

(Expressed in US dollars, except for share data)

	September 30, 2013	March 31, 2013
	(Unaudited) $	(Audited) $
ASSETS
Current assets
Cash and cash equivalents	1,562,977	1,591,507
Accounts receivable, net	251,401	154,471
Investment tax credits receivable	97,229	293,806
Other tax credits	148,620	126,517
Prepaid expenses	9,379	22,345
	2,069,606	2,188,646

Long term deposit	9,722	9,722
Investments	195,431	198,037
Intangible assets	19,445	24,615
Property and equipment, net	23,575	26,607
	2,317,779	2,447,627
LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities
Accounts payable	26,840	9,879
Accrued liabilities	69,815	66,591
Deferred revenues	311,037	217,065
	407,692	293,535

Shareholders' equity:
Preferred shares, no par value, non-cumulative
dividend at a rate to be determined by the Board of Directors redeemable for CDN $1 per share. Unlimited authorized shares; issued and outstanding NIL shares at September 30, 2013 and March 31, 2013.	-	-
Special shares, no par value, non-voting,
Unlimited authorized shares; issued and outstanding NIL shares at September 30, 2013 and March 31, 2013.
Common shares, no par value, voting,	-	-
Unlimited authorized shares; 135,460,867 shares issued and outstanding as at September 30, 2013 and 135,460,867 as at March 31, 2013.	19,362,796	19,362,796
Additional paid-in capital	2,876,215	2,865,740
Accumulated deficit	(20,545,479)	(20,313,500)
Accumulated other comprehensive income	216,555	239,056
	1,910,087	2,154,092
	2,317,779	2,447,627

The accompanying notes are an integral part of these condensed consolidated financial statements.

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ZIM Corporation Condensed Consolidated Statements of Operations
(Expressed in US dollars)
(Unaudited)

	Three months ended September 30, 2013	Three months ended September 30, 2012	Six months ended September 30, 2013	Six months ended September 30, 2012
	$	$	$	$
Revenues
Mobile	74,095	26,644	112,458	43,389
Software	11,022	66,818	48,193	100,852
Software maintenance and consulting	210,908	306,278	404,871	552,743
Total revenues	296,025	399,740	565,522	696,984

Operating expenses
Cost of revenues	46,729	32,939	67,371	60,783
Selling, general and administrative	297,592	355,080	577,114	611,189
Research and development	161,279	135,457	316,640	277,400
Total operating expenses	505,600	523,476	961,125	949,372

Income (loss) from operations	(209,575)	(123,736)	(395,603)	(252,388)
Other income (expense):
Other expense	(481)	(503)	(481)	(503)
Interest income, net	8,621	23,495	20,619	49,924
Total other income (expense)	8,140	22,992	20,138	49,421
Net income (loss) before income taxes	(201,435)	(100,744)	(375,465)	(202,967)
Income tax benefit	89,197	14,890	148,337	52,963
Net income (loss)	(112,238)	(88,854)	(227,128)	(150,004)

Basic and fully diluted income (loss) per share	(0.001)	(0.001)	(0.002)	(0.001)
Weighted average number of shares outstanding	135,460,867	134,541,796	135,460,867	130,200,593

The accompanying notes are an integral part of these condensed consolidated financial statements

4

ZIM Corporation Condensed Consolidated Statements of Cash Flows
(Expressed in US dollars)
(Unaudited)

	Six months ended September 30, 2013	Six months ended September 30, 2012
	$	$
OPERATING ACTIVITIES
Net income (loss)	(227,129)	(150,004)
Items not involving cash:
Depreciation of property and equipment	3,946	6,240
Amortization of intangible assets	4,850	4,988
Stock-based compensation	10,374	103,352
Changes in operating working capital
Increase in accounts receivable	(96,930)	49,303
Decrease (increase) in investment tax credits receivable	174,474	(53,547)
Decrease in prepaid expenses	12,966	12,512
Increase in accounts payable	16,961	2,189
Increase (decrease) in accrued liabilities	3,224	4,322
Increase (decrease) in deferred revenues	93,972	340
Cash flows provided by operating activities	(3,292)	(20,305)

INVESTING ACTIVITIES
Purchase of property and equipment	(914)	(4,872)
Purchase of an investment	—	—
Cash flows used in investing activities	(914)	(4,872)

FINANCING ACTIVITIES
Cash flows provided by financing activities	—	—

Effect of changes in exchange rates on cash	(24,324)	(242,198)

Increase in cash	(28,530)	(267,375)
Cash, beginning of period	1,591,507	1,762,171
Cash, end of period	1,562,977	1,494,796

The accompanying notes are an integral part of these condensed consolidated financial statements

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1 - BASIS OF PRESENTATION

The accompanying unaudited selected financial data of ZIM Corporation (“ZIM” or the “Company”) and its subsidiaries have been prepared pursuant to the rules and regulations of the United States Securities and Exchange Commission (“SEC”). Certain information and footnote disclosures normally included in financial statements prepared in accordance with generally accepted accounting principles in the United States of America (US GAAP) have been condensed or omitted pursuant to such rules and regulations. The condensed consolidated balance sheet as of March 31, 2013 has been derived from our audited consolidated financial statements for the year ended March 31, 2013. These selected financial data should be read in conjunction with the financial statements and notes thereto included in the latest annual report on Form 20-F. These data have been prepared on the same basis as the audited consolidated financial statements for the year ended March 31, 2013 and, in the opinion of management, include all adjustments considered necessary for a fair presentation of the financial position, results of operations and cash flows of the Company. Unless otherwise stated in this Form 6-K the information contained herein has not been audited or reviewed by an independent auditor. The results of operations for the three month and six month periods ended September 30, 2013 are not necessarily indicative of the results to be expected for the full year.

2 – EQUITY INVESTMENT

On June 29, 2011 ZIM Corporation made an equity investment in Connecting People For Health Co-operative Ltd.

Connecting People for Health Co-operative Ltd. (CP4H) is owned by a large and varied base of Co-operatives and Credit Unions that span Atlantic Canada. CP4H has created HealthConnex as a healthcare service for its members. CP4H has been promoting and working toward a more user-driven health care system since it was founded in 2006 by the co-op and credit union sector.

HealthConnex is a health portal providing tools for patients to drive positive change in the health care system, from the patient up. The HealthConnex internet portal provides convenient services and a pay engine that allow patients to connect with their health care team in new and innovative ways. In addition, HealthConnex purchased Benneworth Advanced Systems and the Medical Office Manager product (MOM) which was developed using ZIM's core database technology and language.

ZIM's investment in CP4H is strategic in nature as it provides the company with indirect access to more than 1800 medical professionals using MOM and future product opportunities.

The equity interest in CP4H by ZIM is less than 10% and ZIM has no significant influence, as defined in ASC 323-10-15-6, over the corporate decisions of CP4H at this time. Based on these facts and the guidance provided by ASC 325-20 the investment has been accounted for using the cost method.

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ITEM 2 – QUARTERLY BUSINESS REVIEW

This Form 6-K contains forward-looking statements regarding our business, financial condition, results of operations, liquidity and sufficiency of cash reserves, controls and procedures, prospects, revenues expectations, and allocation of resources that are based on our current expectations, estimates and projections. In addition, other written or oral statements which constitute forward-looking statements may be made by or on behalf of the registrant. Words such as "expects," "anticipates," "intends," "plans," "believes," "seeks," "estimates," or variations of such words and similar expressions are intended to identify such forward-looking statements. These statements are not guarantees of future performance, and are inherently subject to risks and uncertainties that are difficult to predict. As a result, actual outcomes and results may differ materially from the outcomes and results discussed in or anticipated by the forward-looking statements. These risks include, without limitation, foreign exchange risk, credit risk, fair value risks and key personnel risk and the other risks set forth under “RISK FACTORS” in our Annual Report on Form 20-F for the fiscal year ended March 31, 2013, and are therefore qualified in their entirety by reference to the factors specifically addressed in the sections entitled " QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK " in this Form 6-K and “RISK FACTORS” in our Annual Report on Form 20-F for the fiscal year ended March 31, 2013, as well as those discussed elsewhere in this Form 6-K and our Form 20-F. We operate in a very competitive and rapidly changing environment. New risks can arise and it is not possible for management to predict all such risks, nor can it assess the impact of all such risks on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements. Given these risks and uncertainties, investors should not place undue reliance on forward-looking statements as a prediction of actual results. All forward-looking statements contained in this Form 6-K speak only as of the date of this Form 6-K. We undertake no obligation to revise or update publicly any forward-looking statements in order to reflect any event or circumstance that may arise after the date of this Form 6-K, other than as required by law.

The following discussion includes information from the Selected Financial Data for the three month and six month periods ended September 30, 2013 and 2012.  These results are not necessarily indicative of results for any future period. You should not rely on them to predict our future performance.

All financial information is prepared in accordance with generally accepted accounting principles in the United States ("GAAP") and is stated in US dollars.

EXECUTIVE SUMMARY

Revenues for the quarter ended September 30, 2013 was $296,024, a decrease from $399,740 for the same period last year. The decrease in revenues resulted from a delay in revenues recognition of work in progress on consulting projects related to our migration software and a decrease in software license revenues.

Net loss for the quarter was $112,329 as compared to a net loss of $88,854 for the quarter ended September 30, 2012. On a year-to-date basis net loss was $227,129 as compared to a net income of $150,004 for the same period in fiscal 2013. The net income is a reflection of decreased sales and delays in software consulting revenues recognition.

ZIM had cash and cash equivalents of $1,562,977 at September 30, 2013 as compared to cash and cash equivalents of $1,591,507 at March 31, 2013. Due to the volatility of foreign exchange rates a non-realized cash loss of $24,324 has been recognized in the six month period. Refer to Item 3 for details of cash holdings in their base currencies.

7

BUSINESS OVERVIEW

ZIM started operations as a developer and provider of database software known as ZIM IDE software.  ZIM IDE software is used by companies in the design, development, and management of information databases and mission critical applications.  The Company continues to provide this software and ongoing maintenance services to its client base.

Beginning in 2002, the Company expanded its business strategy to include opportunities associated with mobile products.  Prior to fiscal 2007, the Company focused on developing products and services for the wireless data network infrastructure known as “SMS” or “text messaging”.   SMS and the provision of mobile content directly to end users (which started with ZIM’s acquisition of AIS in 2007) will continue to provide a minimal amount of revenues within the mobile segment of operations.

In fiscal 2014, ZIM continues to focus on the development and sale of enterprise database software to end users and to a lesser degree maintenance of its SMS messaging and mobile content product lines.

CRITICAL ACCOUNTING ESTIMATES

We prepare our condensed consolidated financial statements in accordance with United States GAAP, which requires management to make certain estimates and apply judgments that affect reported amounts of assets, liabilities, revenuess and expenses, and related disclosures of contingent assets and liabilities. We base our estimates and judgments on historical experience, current trends, and other factors that management believes to be important at the time the condensed consolidated financial statements are prepared. On an ongoing basis, management reviews our accounting policies and how they are applied and disclosed in our annual consolidated financial statements.

There have been no material changes to our critical accounting estimates from those described in our Form 20-F for the fiscal year ended March 31, 2013.

RESULTS OF OPERATIONS FOR THE THREE AND SIX MONTHS ENDED SEPTEMBER 30, 2013 COMPARED TO THE THREE AND SIX MONTHS ENDED SEPTEMBER 30, 2012

The following discussion includes information derived from the unaudited and not reviewed condensed consolidated statements of operations for the three and six months ended September 30, 2013 and 2012. The information for the three months and six months ended September 30, 2013, in management's opinion, has been prepared on a basis consistent with the audited consolidated financial statements for the fiscal year ended March 31, 2013, and includes all adjustments necessary for a fair presentation of the information presented.

These operating results are not necessarily indicative of results for any future period. You should not rely on them to predict our future performance. All financial information is prepared in accordance with GAAP in the United States and is stated in US dollars.

8

REVENUES

	Three months ended September 30, 2013	As a %	Three months ended September 30, 2012	As a %

Mobile content	-	-	6,031	2
Bulk SMS	74,096	25	20,623	5
	74,096	25	26,644	7

Software	11,021	4	66,818	17
Maintenance and consulting	210,907	71	306,278	77
	221,928	75	373,096	93

Total Revenues	296,024	100	399,740	100

	Six months ended September 30, 2013		Six months ended September 30, 2012

Mobile content	-	-	14,189	2
Bulk SMS	112,458	20	29,200	4
	112,458	20	43,389	6

Software	48,192	9	100,852	14
Maintenance and consulting	404,871	71	552,743	79
	453,063	80	653,595	94

Total Revenues	565,521	100	696,984	100

Total revenues for the three months ended September 30, 2013 was $296,024 as compared to $399,740 for the three months ended September 30, 2012. Total revenues for the six months ended September 30, 2013 were $565,521 as compared to $696,984 for the six months ended September 30, 2012. These quarter over quarter and year-to-date decreases of $103,716 (26%) and $131,463 (19%), respectively, in revenues are attributable to a decrease in enterprise software and consulting sales and is offset by increased Bulk SMS.

REVENUES ANALYSIS BY SERVICE/PRODUCT OFFERING

SOFTWARE, MAINTENANCE AND CONSULTING

We generate revenues from the sale of our database product as well as the subsequent maintenance and consulting fees. Total revenues relating to the ZIM IDE have decreased from $373,096 to $221,928 for the quarters ended September 30, 2013 and 2012, respectively. On a year-to-date basis, revenues have decreased from $653,595 for the first half of fiscal 2013 to $453,063 for the first half of fiscal 2014. The decrease in revenues comes from a decrease in the sales of new software licenses and delays associated with the completion of consulting projects. The revenues from the renewal of software maintenance contracts remained stable with the revenues decrease attributable to the weakening of the Brazilian real.

We will continue to allocate the required resources to the maintenance and development of our database products while we continue to generate revenues from this product line. We remain committed to serving our existing customers.

9

BULK SMS

Bulk SMS messaging gives our customers the ability to send out a single message concurrently to a wide distribution list. Success in this industry is dependent on sending large quantities of messages on stable cost effective telecommunication routes. For the quarter ended September 30, 2013, we experienced an increase in revenues from $20,623 for the period ended September 30, 2012, to $74,096. We experienced a year-to-date revenues increase from $29,200 for the six months ended September 30, 2012, to $112,458 for the six months ended September 30, 2013. In general, bulk messaging customers choose the service provider that is offering the lowest cost route. Different aggregators are able to negotiate different price points based on the traffic they are able to guarantee to the mobile operators. Due to the size of our competitors, and our competitors’ ability to negotiate better terms, there can be no guarantee that we will have routes that are the most cost effective in the future. We are not focusing on expanding this area of the business. As a result, we do not expect to see any further growth in our bulk messaging revenues during the remainder of fiscal 2014.

MOBILE CONTENT

On April 1, 2006 we acquired AIS and its two internet portals offering mobile content. Consumers are able to download ringtones and wallpapers directly from our internet sites to their mobile phones. Consumers can choose to pay for the content with their credit card or through electronic billing systems. Compared to $6,021 and $14,189 for the three and six months ended September 30, 2012, this revenues stream has decreased to NIL and NIL, respectively, for the three and six months ended September 30, 2013, as a result of ZIM discontinuing this business on March 31, 2013.

OPERATING EXPENSES

	Three months ended September 30, 2013	Three months ended September 30, 2012	Period to period change
	$	$	$

Cost of revenues	46,729	32,939	13,790
Selling, general and administrative	297,592	355,080	(57,488)
Research and development	161,279	135,457	25,822
	505,600	523,476	(17,876)

	Six months ended September 30, 2013	Six months ended September 30, 2012	Period to period change
	$	$	$

Cost of revenues	67,371	60,783	6,588
Selling, general and administrative	577,114	611,186	(34,075)
Research and development	316,640	277,400	39,240
	961,640	949,372	11,753

10

COST OF REVENUES

	Three months ended September 30, 2013	Three months ended September 30, 2012
	$	$
Mobile
Revenues	74,095	26,644
Cost of revenues	(1,564)	(5,769)
Gross margin	72,531	20,875

Gross margin percentage	98%	78%

Software
Revenues	221,929	373,096
Cost of revenues	(45,165)	(27,170)
Gross margin	176,764	345,926

Gross margin percentage	80%	93%

	Six months ended September 30, 2013	Six months ended September 30, 2012
	$	$
Mobile
Revenues	112,458	43,389
Cost of revenues	(3,178)	(12,644)
Gross margin	109,280	30,745

Gross margin percentage	97%	71%

Software
Revenues	453,063	653,595
Cost of revenues	(64,193)	(48,139)
Gross margin	388,870	605,456

Gross margin percentage	86%	93%

The decrease in gross margins in our software segment relates to the reduction in sales of higher margin software licenses. At the same time, the margins in the mobile line of business have increased due to a sale of SMS messaging only as the mobile content line of business was shut down on March 31, 2013.

11

SELLING, GENERAL AND ADMINISTRATIVE

Selling, general and administrative expenses for the quarters ended September 30, 2013 and September 30, 2012 were $297,592 and $355,080, respectively. On a year-to-date basis expenses decreased from $611,189 for the first half of fiscal 2013 to $577,114 for the first half of fiscal 2014. The decrease in selling, general and administrative relates to reduced stock based compensation expense.

STOCK-BASED COMPENSATION

For the three months ended September 30, 2013 and September 30, 2012, the Company recognized compensation expense for employees and consultants of $10,374 and $103,352, respectively. On a year-to-date basis, stock-based compensation decreased from $103,352 for the first half of fiscal 2013 to $10,374 for the first half of fiscal 2014. The Company does not have any non-vested awards.

On July 5, 2012, the Company issued 10,000,000 common shares to executive officers and consultants in lieu of cash compensation for services provided. 5,000,000 shares were issued to Dr. Michael Cowpland and 5,000,000 shares were issued to a holding company controlled by Mr. James Stechyson on approval of the Board of Directors. Our common share trading price at the time of the issue was $0.01 and compensation expense of $100,000 was recognized.

RESEARCH AND DEVELOPMENT

Research and development expenses for the quarters ended September 30, 2013 and 2012 were $161,279 and $135,457, respectively. On a year-to- date basis, research and development expenses increased from $277,400 for the first half of fiscal 2013 to $316,640 for the first half of fiscal 2014 and are reflective of increased labor costs due to the hiring of new staff. This continued level of research and development investment reflects the Company’s focus on generating new technology and products to serve the enterprise database software market.

RECOVERABLE INVESTMENT TAX CREDITS

On August 27, 2013, ZIM was informed by the Canada Revenues Agency that its Scientific Research and Experimental Development (SR&ED) tax credit for fiscal period 2013 had been approved as filed. The filed amount of $339,033 Canadian dollars equates to $329,638 United States dollars at September 30, 2013. A provisional amount of $293,806 was recorded for this claim in fiscal 2013. The additional claim amount of $35,832 will be recorded in Quarter 2 of fiscal 2014.

LIQUIDITY AND CAPITAL RESOURCES

The Company recorded a net loss of $112,239 during the three months ended September 30, 2013 compared to a net loss of $85,854 during the three months ended September 30, 2012. On a year-to-date basis our net loss has increased from a net loss of $150,004 for the first half of fiscal 2013 to net loss of $227,129 for the first half of fiscal 2014. The decreased profitability reflects the decrease in sales of enterprise database software and consulting services.

At September 30, 2013, ZIM had cash and cash equivalents of $1,562,977 and working capital of $1,661,914, as compared to cash and cash equivalents of $1,591,507 and working capital of $1,895,111 at March 31, 2013. This decrease in cash position principally reflects lower revenues.

12

Cash flows for the fiscal periods were as follows:

	Six months ended September 30, 2013	Six months ended September 30, 2012
	$	$
Cash flows used in operating activities	(3,292)	(20,305)
Cash flows used in investing activities	(914)	(4,872)
Cash flows provided by financing activities	-	-

At September 30, 2013, the Company had access to a working capital line from its principal banker for $48,614, in addition to a cash and cash equivalent balance of $1,562,977. Management believes that these funds, together with cash from on-going operations, will be sufficient to fund existing operations for the next 12 months. However, there is no guarantee that unanticipated circumstances will not require additional liquidity, and in any event, these funds alone may not allow for any additional expenditures or growth.

Future liquidity and cash requirements will depend on a wide range of factors, including the level of success the Company has in executing its strategic plan as well as its ability to maintain business in existing operations and its ability to raise additional financing. If ZIM’s expenses surpass the funds available or if ZIM requires additional expenditures to grow the business, the Company may be unable to obtain the necessary funds and ZIM may have to curtail or suspend some or all of its business operations, which would likely have a material adverse effect on its business relationships, financial results, financial condition and prospects, as well as on the ability of shareholders to recover their investment.

OFF-BALANCE SHEET ARRANGEMENTS

The Company does not have any off-balance sheet arrangements.

SUBSEQUENT EVENTS

None.

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ITEM 3 – QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISKS

FOREIGN EXCHANGE RISK

The Company operates internationally, giving rise to significant exposure to market risks from fluctuations and the degree of volatility of foreign exchange rates. The Company is exposed to exchange risk due to the following financial instruments denominated in foreign currencies.

Cash and cash equivalents of $1,562,977 are comprised of $385,493 in cash and $1,177,484 in cash equivalents. The cash equivalents of $1,177,484 at September 30, 2013 (1,270,304 at March 31, 2013) are comprised of:

Held in Canada:

$293,440 at CIBC Wood Gundy at 1.25 % per annum

$293,866 at TD Waterhouse at 1.25% per annum

Held in Brazil:

Bank Deposit Certificate (CDB) at 8% per annum plus inflation - $590,178- No Maturity. Of these deposits only R$180,000 are secured by Government Deposit Insurance.

Cash and cash equivalents includes the following amounts in their source currency:

	September 30, 2013	March 31, 2013

Canadian dollars	682,783	571,384
US dollars	111,083	18,404
Brazilian reals	1,741,785	2,017,114
British pounds	1,252	1,385
Euros	983	5,524

Accounts receivable include the following amounts receivable in their source currency:

	September 30, 2013	March 31, 2013

Canadian dollars	41,527	32,012
US dollars	20,451	52,992
Brazilian reals	423,025	207,875

Accounts payable include the following amounts payable in their source currency:

	September 30, 2013	March 31, 2013

Canadian dollars	16,644	7,258
US dollars	7,120	2,382
Brazilian reals	7,841	706

14

Accrued liabilities include the following accruals in their source currency:

	September 30, 2013	March 31, 2013

Canadian dollars	57,193	47,807
US dollars	5,015	5,171
Brazilian reals	20,404	28,931

The Company does not use derivative financial instruments to reduce its foreign exchange risk exposure.

CREDIT RISK

The Company is exposed to credit-related losses in the event of non-performance by counterparties to financial instruments. Credit exposure is minimized by dealing with only creditworthy counterparties in accordance with established credit approval policies.

Concentration of credit risk in accounts receivable is indicated below by the percentage of the total balance receivable from customers in the specified geographic area:

	September 30, 2013	March 31, 2013

Canada	16%	17%
North America, excluding Canada	8%	28%
South America	76%	55%
Europe, excluding Great Britain	0%	0%
	100%	100%

FAIR VALUE

The carrying values of cash and cash equivalents, accounts receivable, investment tax credits receivable, lines of credit, accounts payable and accrued liabilities approximate their fair value due to the relatively short periods to maturity of the instruments.

KEY PERSONNEL RISK

We currently depend heavily on the services of Dr. Michael Cowpland and Mr. James Stechyson. The loss of the services of Dr. Cowpland and Mr. Stechyson and other key personnel could affect our performance in a material and adverse way.

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ITEM 3 – 2013 ANNUAL GENERAL MEETING

The Annual Meeting of Shareholders of ZIM Corporation (ZIM or the Company) was held at the offices of ZIM at 150 Isabella Street, Suite 150, Ottawa, Ontario, Canada K1S 1V7, on Thursday, September 19, 2013, beginning at 1:30 p.m. At the meeting votes were taken with regard to the following proposals:

1.	To re-elect four directors to the Board of Directors for a three-year period; and

2.	To ratify the appointment of Raymond Chabot Grant Thornton LLP as the Company’s registered public accounting firm.

Shareholders of record at the close of business on August 19, 2013, were entitled to vote at the meeting. The notice of the meeting and the accompanying management proxy circular were mailed to shareholders on or about August 23, 2010.

The duly appointed Inspectors of Election reported and certified the results of ballots cast as:

PROPOSAL 1: Election of the following director nominees to serve for the following three years until their successors are elected:

	FOR	WITHHELD
Dr. Michael Cowpland	97,176,322	77,420
Mr. James Stechyson	97,176,412	77,330
Mr. Steven Houck	97,176,422	77,330
Mr. Donald Gibbs	97,176,412	77,330

PROPOSAL 2: Ratification of the appointment of Raymond Chabot Grant Thornton LLP as the Company’s registered public accounting firm for the fiscal year ending March 31, 2014:

FOR	WITHHELD
101,922,096	18,867

No other business was proposed or conducted at the meeting.

16

SIGNATURES

In accordance with the requirements of the Exchange Act, the registrant has caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ZIM Corporation

Registrant

DATE	SIGNATURE
November 22, 2013	/s/ Dr. Michael Cowpland Dr. Michael Cowpland, President and Chief Executive Officer

DATE	SIGNATURE
November 22, 2013	/s/ John Chapman John Chapman, Chief Financial Officer

17